Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

June 17, 2013

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Selway Capital Acquisition Corporation Schedule TO as amended Filed May 10, 2013 and amended May 17, 2013 File No. 005-86470

Dear Mr. Duchovny:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated May 22, 2013 (the “Staff’s Letter”) regarding the Company’s Schedule TO as amended (File No. 005-86470) (the “Schedule TO”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Schedule TO (the “Amendment”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Mr. Daniel F. Duchovny U.S. Securities and Exchange Commission June 17, 2013 Page 2

Schedule TO

1.	We note in the Current Report on Form 8-K filed on May 15, 2013 that some beneficial owners of Series A shares received Series C shares, on a one-to-one exchange ratio, and a payment of $3.53 per Series A share. Please tell us how this is consistent with your disclosure in the prospectus dated November 7, 2011 in which you stated that some Series A holders may receive a higher exchange ratio than one-to-one but made no mention of a cash payment.

COMPANY RESPONSE:

Although the disclosure cited by the Staff does not specifically permit the Company to make cash payments to its stockholders in connection with the exchange of Series A Shares for Series C Shares, the Company does not believe that the disclosures preclude the Company from doing so.

Similar transactions (and many alternative types of transactions having the same effect) have been used by public companies similarly structured to the Company, many times where the actual structure of such transactions are not disclosed in the initial public offering prospectuses. In addition, it is accepted under Delaware corporate law that a Delaware corporation may engage in private transactions with its stockholders and repurchase shares from its stockholders. Although this transaction is not strictly a repurchase of shares from stockholders, it is no different than if the Company exchanged the Series A Shares for a greater number of Series C Shares and then repurchased a portion of such newly issued Series C Shares from the stockholders once the shares were issued.

In addition, contrary to many transactions by other similarly structured companies, the Company only conducted such transactions with beneficial owners of greater than 5% of the Company’s outstanding Series A Shares at the time of the acquisition transaction.

Finally, these transactions have been fully disclosed in the Company’s public filings since just after the closing of the acquisition transaction, providing holders of Series B Shares with ample time to obtain the information and determine whether they would want to tender their securities in the tender offer or participate in the ongoing business.

Mr. Daniel F. Duchovny U.S. Securities and Exchange Commission June 17, 2013 Page 3

This is substantially more time than stockholders in other companies typically receive to make such a determination. Holders of Series B Shares who wish to do so could also achieve an economic result similar to that of the participants in the exchange for Series C Shares by tendering their Series B Shares in the tender offer and purchasing a Series C Share, which closed at $7.30 on June 17, 2013.

Based on the foregoing, the Company does not believe that its disclosure documents or applicable law precluded it from engaging in the transactions relating to the exchange of the Series A Shares for the Series C Shares. In addition, the Company does not believe that its Series C stockholders have been harmed by the exchange transaction and have had significant time to review and understand the transaction prior to being required to make a decision about which to tender their securities.

Offer to Purchase

2.	In an appropriate location of the offer document, provide a description, in tabular form, showing how the number of Series A shares outstanding prior to the combination with HCCA became Series B and Series C shares. We have reviewed the Current Report on Form 8-K filed on May 15, 2013 and are unable to account for 2.1 million shares of Series C shares of the stated 9,368,494 shares outstanding. Also, please disclose the names of the security holders whose Series A shares were converted into Series C shares.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 42 of the Amendment to provide a reconciliation of the number of shares of each class outstanding prior to the closing and following the closing, and to disclose the names of the stockholders who elected to convert their Series A Shares to Series C Shares.

Questions and Answers About the Offer, page 2

3.	Please revise the answer to the question “What will happen if I do not tender my Series B Shares?” to describe the automatic and immediate consolidation of the Series B shares into the company’s common stock following the expiration of the offer, as you stated it on page 57 of this offer document.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 6 of the Amendment to describe that the Series B Shares and the Series C Shares will be consolidated into one series of common stock upon consummation of the post-acquisition tender offer or post-acquisition automatic trust liquidation.

Mr. Daniel F. Duchovny U.S. Securities and Exchange Commission June 17, 2013 Page 4

Special Note Regarding Forward-Looking Statements, page 23

4.	We note your statement in the last paragraph that you “undertake no obligation to publicly revise any forward-looking statements....” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise your disclosure.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 23 of the Amendment to clarify that the Company undertakes no obligation to publicly revise and forward-looking statements except as required under applicable law.

Conditions of the Offer, page 69

5.	We note the language in the penultimate paragraph in this section that your failure “at any time to exercise the foregoing rights will not be deemed a waiver of any right.” If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, it has waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

COMPANY RESPONSE: the Company acknowledges the Staff’s comment and supplementally confirms that its understanding of the Company’s obligations with respect to waived conditions is consistent with the Staff’s description.

6.	With respect to the same disclosure referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and supplementally confirms that its understanding of the Company’s obligations with respect to waived conditions is consistent with the Staff’s description. Changes in response to the Staff’s comment have been made on page 70 of the Amendment to clarify the disclosure.

Mr. Daniel F. Duchovny U.S. Securities and Exchange Commission June 17, 2013 Page 5

Security Ownership of Certain Beneficial Owners and Management, page 74

7.	Please revise this section to provide the information for each class of common stock currently outstanding.

COMPANY RESPONSE: Since the Series B Shares and the Series C Shares are treated the same for all purposes other than being able to receive a portion of the funds held in the Company’s trust account, both Series B Shares and Series C Shares are considered for purposes of calculating number of shares beneficially owned and percentage ownership, and the Company believes this assists stockholders in determining the actual voting and dispositive power held by our large stockholders. Changes in response to the Staff’s comment have been made in the footnotes to the beneficial ownership table on pages 72 and 73 of the Amendment to indicate which series of common stock the shares listed on such table belong to.

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Mr. Daniel F. Duchovny U.S. Securities and Exchange Commission June 17, 2013 Page 6

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Loeb & Loeb LLP